UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45034

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mirae Asset Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

810 Seventh Ave., 37th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel M. Hanuka, CPA	(646) 968-2060	Daniel.Hanuka@miraeasset.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO, LLP
(Name – if individual, state last, first, and middle name)

100 Park Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jae Hong Ryu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mirae Asset Securities (USA) Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALEKSANDRA DROZEN
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50106199
MY COMMISSION EXPIRES 6/5/2024

Signature:

Title:
Chief Executive Officer and President

Notary Public 2/22/2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
100 Park Avenue
New York, NY 10017
USA

Report of Independent Registered Public Accounting Firm

Board of Directors
Mirae Asset Securities (USA) Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. (the “Company”) as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company’s auditor since 2019.

New York, New York

March 1, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Mirae Asset Securities (USA) Inc.

Statement of Financial Condition

December 31, 2021

(in $000s, except share and per share amounts)

Assets		
Cash	$	104,404
Cash segregated in compliance with federal and other regulations		47,262
Receivables from affiliates		148
Receivables from brokers or dealers and clearing organizations		76,878
Receivables from customers		84,360
Receivables from counterparties		1,427
Receivables from correspondents		22,471
Securities borrowed (including accrued interest)		4,857,638
Securities received as collateral, at fair value		1,075,344
Securities purchased under agreement to resell, net (including accrued interest)		9,853,846
Securities owned, at fair value (including accrued interest)		86,991
Right of use asset		5,447
Prepaid expenses		500
Other assets		8,907
Furniture, equipment and leasehold improvements, net		1,255
Deferred tax asset, net		812
Total assets	$	16,227,690
Liabilities		
Accrued and other liabilities	$	14,780
Lease liability		6,220
Taxes payable		2,664
Payables to customers		20,919
Payables to counterparties		48,194
Payables to correspondents		26,240
Securities loaned (including accrued interest)		3,905,821
Obligation to return securities received as collateral, at fair value		1,075,344
Securities sold under agreement to repurchase, net (including accrued interest)		10,837,608
Payables to brokers or dealers and clearing organizations		2,749
Securities sold, not yet purchased, at fair value		7,813
Total liabilities		15,948,352
Stockholder's Equity		
Common stock, $.01 par value: 100,000 authorized shares, 52,000 issued and outstanding shares		1
Additional paid-in capital		261,999
Accumulated earnings		17,338
Total stockholder's equity		279,338
Total liabilities and stockholder's equity	$	16,227,690

See accompanying notes to the statement of financial condition.

(1) Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company is a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. (the "Holdings") a US corporation whose Parent company is Mirae Asset Daewoo Co., Ltd. (the "Parent"). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange ("NYSE"), Securities Investor Protection Corporation ("SIPC"), Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC"), Fixed Income Clearing Corporation ("FICC"), Mortgage Backed Securities Clearing Corporation ("MBSCC"), National Futures Association ("NFA"), Commodity Futures Trading Commission ("CFTC") and Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including Securities purchased under agreement to resell, and Securities sold under agreement to repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also trades for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on receive versus payment/deliver versus payment ("RVP/DVP") basis, the Company acts as a custodian and carries customer assets.

In addition, the Company provides brokerage services in Korean securities through The Parent pursuant to the cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its Parent and its U.S. institutional investors.

(2) Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

(b) Use of estimates

Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

(c) Cash

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2021, there were no investments classified as cash equivalents.

(2) Summary of Significant Accounting Policies (continued)

(d) Cash segregated in compliance with federal and other regulations

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of such amounts presented in the statement of cash flows.

Restricted cash includes cash and securities segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

Cash	$104,404
Cash segregated in compliance with federal and other regulations	47,262
Total cash	$151,666

(e) Receivables from/Payables to brokers or dealers and clearing organizations

Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the company. The Company continually reviews the credit quality of its counterparties.

(f) Receivable from customers/Payable to customers

Receivable from customers and Payable to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to understand investing objectives, and monitors daily customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

(g) Receivable from counterparties/Payable to counterparties

Receivable from counterparties and Payable to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions.

(2) Summary of Significant Accounting Policies (continued)

(h) Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral

Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2021, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities Received as Collateral and Obligation to Return Securities Received as Collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2021 were exchange listed equity securities. The market value of the underlying collateral is valued daily, and additional collateral is obtained or refunded as appropriate.

Lending agreements are collateralized by securities with market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for lending agreements. The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

(i) Securities purchased under agreements to resell and Securities sold under agreements to repurchase

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter.

(2) Summary of Significant Accounting Policies (continued)

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements. The Company has established policies and procedures for mitigating credit risk on resale agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with resale agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met.

(j) Securities owned and Securities sold, not yet purchased

Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

(k) Income taxes

Income taxes are accounted for under ASC 740, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

In 2021, the Company recorded a deferred tax asset and the valuation allowance has been eliminated.

ASC 740, clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is a disregarded entity for tax purposes. The Holding Company is taxed as a corporation for U.S. federal, state and local income tax purposes. New York State, New York City, and California is principally where the Holding Company is subject to state and local income taxes.

(2) Summary of Significant Accounting Policies (continued)

(l) Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

(m) Deferred rent

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and included as a contra to Right of Use Asset in the accompanying statement of financial condition.

(n) Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the applicable period-end exchange rate.

(o) Fair value measurements and disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(2) Summary of Significant Accounting Policies (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Exchange-Listed Equity and Exchange-Listed Equity Option Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies (continued)

(p) Leases

A lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company has elected to account for leases with a term of 12 months or less to be accounted for similar to existing guidance for operating leases today.

The Company's office lease related asset and liability under an operating agreement results from its New York main office which expires in February of 2027. The Company's leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The Company does not act as a lessor or have any leases classified as financing leases.

The Company provided a security deposit of $1,195 to the landlord on its current New York occupied space at 810 7th Ave. The following summarizes quantitative information about the Company's operating lease:

	Twelve Month's Ended December 31, 2021	
Operating lease cost	$	1,129
Operating cash flows from operating lease	$	1,195
Remaining lease term - operating lease		5 years
Discount Rate		2.40%

Maturity of the Company's operating lease, excluding short-term leases, is as follows:
(amounts in thousands)

		Amount
2022	$	1,267
2023		1,282
2024		1,282
2025		1,282
2026		1,282
Thereafter		214
		6,609
Imputed Interest		(389)
Total Lease Liability	$	6,220

(2) Summary of Significant Accounting Policies (continued)

(q) Credit losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. At this this point in time the Company has not recorded an allowance for credit losses.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient for resale agreements, securities borrowed, and securities received as collateral and other financial assets, when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

(3) Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

At December 31, 2021, the Company had a minimum net capital requirement of $2,181 whereas it had net capital of $257,631 which exceeded the minimum net capital requirement by $255,450. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain “adjusted net capital”, as these terms are defined in Rule 15c3-1.

The Company is also subject to the SEC’s Customer Protection Rule (“SEC Rule 15c3-3”), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2021, the Company maintained $27,051 in cash segregated for the exclusive benefit of customers and $20,211 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the statement of financial condition.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2021, excluding accrued interest:

	Level 1	Level 2	Level 3	Total assets measured at fair value
Assets				
Corporate Equity Securities	$ 52,631	$ -	$ -	$ 52,631
Derivatives	-	34,360	-	34,360
Securities received as collateral	1,075,344	-	-	1,075,344
	$ 1,127,975	$ 34,360	$ -	$ 1,162,335

	Level 1	Level 2	Level 3	Total liabilities measured at fair value
Liabilities				
Corpoarte Equity Securities	$ 4,266	$ -	$ -	$ 4,266
Derivatives	-	3,547		3,547
Obligation to return securities received as collateral	1,075,344	-	-	1,075,344
	$ 1,079,610	$ 3,547	$ -	$ 1,083,157

There were no transfers within the fair value hierarchy for the year ended December 31, 2021. There were no securities held by the Company which were categorized in Level 3 at December 31, 2021.

Cash, Cash segregated in compliance with federal regulations, Receivables from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivables from customers, Receivables from counterparties, Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payables to customers, Payables to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and bears interest rates that approximate market rates.

(in $000s, except share and per share amounts)

(5) Collateralized Agreements

At December 31, 2021, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2021, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the statement of financial condition are accrued interest of $2,232 and $660, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed, and Securities loaned on the statement of financial condition are interest receivable and interest payable of $3,895 and $2,656, respectively.

As of December 31, 2021, there were $1,075,344 of securities lending transactions in which the Company acted as a lender, which are reflected on the statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2021, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $4,788,798 on such terms. At December 31, 2021, approximately $3,784,473 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

U.S. government securities of $100,051 were pledged to the FICC to meet clearing deposit requirements. Securities of $20,979 were pledged to the OCC to partially meet firm clearing deposit requirements, which was met with equities and government securities.

As of December 31, 2021, the Company had commitments to enter into Securities purchase under agreement to resell and Securities sale under agreement to repurchase of approximately $9,521,261 and $6,360,538 respectively.

(in $000s, except share and per share amounts)

(5) Collateralized Agreements (continued)

The following table presents gross obligations for repurchase agreements and securities loaned transactions accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2021. Amounts are shown on a gross basis, prior to netting as shown on the Company's statement of financial condition.

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity				
Repurchase agreement transactio	**Overnight and Continuous**	**Up to 30 days**	**31-90 days**	**Greater than 90 days**	**Total**
U.S. Treasury and agency securities	$ 900,220	$ 33,668,578	$ 722,001	$ -	$ 35,290,799
Securities lending transactions					
Equities and Bonds	2,619,779	-	1,283,387	-	3,903,166
Bulk Collateral	-	-	265,199	810,145	1,075,344
Total borrowings	$ 3,519,999	$ 33,668,578	$ 2,270,587	$ 810,145	$ 40,269,309
Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 7					$ 40,269,309
Amounts related to agreements not included in offsetting disclosure in footnote 7					-

The Company has six operating credit facilities in place ranging from $5,000 to $275,000 across four banks. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns. In addition, the firm has $2,000,000 in contingency funding from two financial institutions that are earmarked for Capped Contingency Liquidity Facility ("CCLF"). The CCLF aims to support the resale/repurchase marketplace in the event that a systemically important firm goes into default.

As of December 31, 2021, there were no outstanding balances on these credit facilities. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2021. Unused fees on the committed lines range from 0.25% to 0.50% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

(in $000s, except share and per share amounts)

(6) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Offsetting of Financial Assets

As of December 31, 2021	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Liabilities (2)	Financial Collateral Received (including Cash) (3)	Net Amount
Securities Purchased under Agreement to Resell, net (4)	$ 34,305,464	$ 24,453,851	$ 9,851,613	$ 1,188,496	$ 8,663,117	$ -
Securities Borrowed (5)	5,929,086	-	5,929,086	392,913	5,536,173	-
Total	$ 40,234,550	$ 24,453,851	$ 15,780,699	$ 1,581,409	$ 14,199,290	$ -

Offsetting of Financial Liabilities

As of December 31, 2021	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Assets (2)	Financial Collateral Pledged (including Cash) (3)	Net Amount
Securities sold under agreement to Repurchase, net (4)	$ 35,290,799	$ 24,453,851	$ 10,836,948	$ 1,888,174	$ 8,948,774	$ -
Securities Loaned (5)	4,978,510	-	4,978,510	392,913	4,585,597	-
Total	$ 40,269,309	$ 24,453,851	$ 15,815,458	$ 2,281,087	$ 13,534,371	$ -

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude interest receivable and interest payable, respectively, in the table above.

(in $000s, except share and per share amounts)

(7) Receivables from/Payables to Brokers or Dealers and Clearing Organizations

At December 31, 2021, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Securities failed to deliver	$	48,742
Deposits and margin with clearing organizations		27,932
Receivables from brokers and dealers		204
Total Receivables from broker or dealers and clearing organizations	**$**	**76,878**

Securities failed to receive	$	809
Payable to clearing organizations		546
Payable to brokers and dealers		1,394
Total Payable to brokers or dealers and clearing organizations	**$**	**2,749**

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2021 were settled without a material effect on the Company's financial statements. Cash deposits and cash margin with clearing organizations includes approximately $8,300 with the FICC, $13,500 with the NSCC, $700 with the DTC, and $3,000 with the OCC and $2,400 with BNP.

(8) Receivable from/ Payable to Customers, Receivable from/Payable to Counterparties, and Correspondents

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables. Receivable from customers include accrued commissions for prime brokerage transactions not yet billed.

	Customers	
	Receivable	**Payable**
Market value of customer accounts	$ 76,721	$ 20,914
Securities failed-to-deliver / receive	6,896	-
Commission	366	-
Interest	377	5
Totals	$ 84,360	$ 20,919

	Correspondents	
	Receivable	**Payable**
Market value of correspondent accounts	$ 22,471	$ 18,999
Deposit	-	6,500
Commission	-	741
Interest	-	-
Totals	$ 22,471	$ 26,240

	Counterparties	
	Receivable	**Payable**
Securities failed-to-deliver / receive	$ 1,427	$ 48,194
Totals	$ 1,427	$ 48,194

(in $000s, except share and per share amounts)

(9) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2021 are summarized as follows:

Leasehold improvements	$	839
Furniture and fixtures		225
Computers and equipment		1,998
		3,062
Less: Accumulated depreciation		(1,807)
Total Furniture, equipment, and leasehold improvements, net	$	1,255

(10) Income Taxes

Holdings was incorporated in March 2018 and the Company became a subsidiary of Holdings in March 2018. Beginning with the tax year 2019, the Company elected to file a consolidated tax return with Holdings. For State purposes, starting tax year 2018, the Company, has filed combined State returns with Holdings. As of December 31, 2021, the Company recorded a net deferred tax asset of $812, a decrease of $1.6 million from the year ended December 31, 2020, before valuation allowance, which consists primarily of net operating loss carryforwards, and deferred rent. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the historic profitability of the company over the prior three years and projections for the future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2021, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $4.2 million which expire in various years through December 31, 2037. Such carryforwards, are subject to limitation as a result of a change in ownership pursuant to Section 382 of the Internal Revenue Code. The Company has provided for the applicable limitations in determining the current and future utilizable amount of the net operating losses ("NOLs").

FASB ASC 740, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(10) Income Taxes (continued)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no income tax audits in progress for any period. The Company is open for examination for 2018 through present. New York State and New York City are principally where the Company is subject to state and local income taxes.

The principal components of deferred taxes are as follows (in thousands):

Deferred tax assets:		
Net operating loss carryover	$	985
Operating lease liabilities		1,600
		2,585
Deferred tax liabilities:		
Operating lease right-of-use asset		(1,403)
Other		(370)
		(1,773)
Net deferred tax asset	$	812

(11) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $31 as of December 31, 2021, as reflected in Receivables from affiliates on the accompanying statement of financial condition. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $14 as of December 31, 2021, reflected in Accrued and other liabilities. The nature of the payable comes from securities lending transactions. The Company services Mirae Asset Global Investment (USA) LLC ("MAGI") as a prime brokerage customer. Included in the receivable from customer is $1,779 receivable from the Parent. Included in the payable to customer is $8,454 payable to Mirae Asset Securities & Investments (USA) LLC, $3,000 payable to Mirae Asset Wealth Management (USA) INC, and $100 payable to Mirae Asset Global Investment (USA) LLC. The Company also has a receivable from the Parent of $1,779 resulting from a RVP/DVP fail in the agency execution business.

(in $000s, except share and per share amounts)

(12) Commitments and Contingencies

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts rand indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

In the ordinary course of business, from time to time the Company is subject to litigations and arbitrations. In June 2019, the Company, along with two other similarly situated creditors, filed a "Chapter 7 Involuntary Bankruptcy Petition" (the "Petition") against a company by the name of Live Well Financial, Inc. ("Live Well") claiming that on or around May 22, 2019 Live Well defaulted on certain of its financing obligations, including but not limited to a Master repurchase Agreement signed between the Company and Live Well on March 27, 2017. In the Petition, the Company (and other creditors) enumerated certain remedies at their disposal against Live Well.

On August 10, 2020, a Litigation Support and Alignment Agreement (the "Agreement") was entered by and between (i) David W. Carickhoff, Chapter 7 Trustee (the "Trustee") of Live Well and its chapter 7 estate (the "Estate"), and (ii) the Company (collectively, the "Parties"). Under the terms of the

(12) Commitments and Contingencies (continued)

Agreement, each of the Company and the Trustee have agreed that it is reasonable, value-maximizing and efficient for each of the Company and the Estate to coordinate litigation efforts against various potential defendants and to agree to the joint representation of each of the Company and the Estate by Reid Collins & Tsai, LLP ("Special Litigation Counsel") for such purposes, subject to Bankruptcy Court approval of this Agreement and of said retention. On September 23, 2020, the Bankruptcy Court approved the Agreement and the parties at this time are coordinating a common litigation strategy.
In April of 2021, the Company and the Estate reached a partial settlement with one of the potential defendants relating to the Live Well matter. The Company and the Trustee are continuing to pursue additional claims against other defendants, including Michael Hild, the principal of Live Well who was found guilty by a federal jury in New York of five criminal counts in what was found to have been a significant bond pricing scheme that resulted in the demise of Live Well.

(13) Off-Balance Sheet and Credit Risk

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See footnote 5 for further off-balance sheet disclosures.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered as part of our resale and repurchase agreements, and securities borrow and lending agreements.

The Company monitors the market value of collateral for securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

(in $000s, except share and per share amounts)

(13) Off-Balance Sheet and Credit Risk (continued)

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

At December 31, 2021, the Company's credit exposure associated with its resale and repurchase agreements activities was spread amongst over approximately 114 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $0 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

At December 31, 2021, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 111 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $2,958 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

In addition, at December 31, 2021, approximately 85% of the Company's cash balance is held by BMO Harris Bank, N.A., and 12% is held by the Bank of New York.

(14) Subsequent Events

The Company has evaluated subsequent events through March 1, 2022, the date the financial statements were issued and determined that there were no other material matters which required accounting for or disclosure in the financial statements.